 Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and income or loss from equity investees, plus fixed charges and distributed income of equity investees, less interest capitalized. Combined fixed charges and preferred stock dividends consist of fixed charges and preferred stock dividends declared.

		Year Ended
(Dollars in thousands)	October 31, 2016	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012
Income (loss) before income taxes	$2,436	$(21,765)	$20,180	$21,935	$(101,248)
Add:
Interest expense, homebuilding (a)	183,358	151,448	141,344	143,574	152,433
Interest expense, financial services	2,912	2,143	1,835	3,008	2,514
Interest pertaining to rent expense (b)	5,936	5,548	5,538	5,199	5,663
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	5,348	4,269	(1,853)	(9,700)	(3,611)
Amortization	5,261	5,460	10,320	7,843	6,862
Total earnings	$205,251	$147,103	$177,364	$171,859	$62,613
Fixed Charges:
Interest incurred, homebuilding	$166,824	$166,188	$145,409	$132,611	$147,048
Interest incurred, financial services	2,912	2,143	1,835	3,008	2,434
Interest pertaining to rent expense	5,936	5,548	5,538	5,199	5,663
Amortization	5,261	5,460	10,320	7,843	6,862
Total fixed charges	$180,933	$179,339	$163,102	$148,661	$162,007
Ratio of earnings to fixed charges	1.1	(c)	1.1	1.2	(c)

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Year Ended
(Dollars in thousands)	October 31, 2016	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012
Total earnings – above	$205,251	$147,103	$177,364	$171,859	$62,613
Total fixed charges – above	$180,933	$179,339	$163,102	$148,661	$162,007
Preferred stock dividends (adjusted to pretax dollars)	-	-	-	-	-
Total combined fixed charges and preferred stock dividends	$180,933	$179,339	$163,102	$148,661	$162,007
Ratio of earnings to combined fixed charges and preferred stock dividends	1.1	(d)	1.1	1.2	(d)

(a)	Includes the amortization and expensing of debt expenses that were not capitalized during the period.
(b)	Management has determined the interest component of rent expense to be 33%.
(c)	Earnings for the years ended October 31, 2015 and 2012 were insufficient to cover fixed charges for such period by $32.2 million and $105.1 million, respectively.
(d)

Earnings for the years ended October 31, 2015 and 2012 were insufficient to cover fixed charges and preferred stock dividends for such period by $32.2 million and $105.1 million, respectively. Due to restrictions in our debt instruments, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments in fiscal 2016, 2015, 2014, 2013 and 2012.